Exhibit 2

Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Nine Months Ended September 30, 2002)

		Ch$ millions		US$ millions (1)
		#	#	#	#	% Change

Net sales		239,112	256,864	319.4	343.1	-6.9%

Cost of goods sold		(119,455)	(125,642)	(159.5)	(167.8)	-4.9%
	% of sales	50.0%	48.9%	50.0%	48.9%

Gross profit		119,656	131,222	159.8	175.3	-8.8%
	% of sales	50.0%	51.1%	50.0%	51.1%

SG&A		(96,869)	(106,361)	(129.4)	(142.1)	-8.9%
	% of sales	40.5%	41.4%	40.5%	41.4%

Operating income		22,787	24,861	30.4	33.2	-8.3%
	% of sales	9.5%	9.7%	9.5%	9.7%

Non-operating result
	Financial income	1,813	2,926	2.4	3.9	-38.0%
	Equity in NI of rel. companies	1,135	1,371	1.5	1.8	-17.2%
	Other non-operating income	958	18,218	1.3	24.3	-94.7%
	Amortization of goodwill	(1,949)	(1,908)	(2.6)	(2.5)	-2.2%
	Interest expense	(2,871)	(5,397)	(3.8)	(7.2)	46.8%
	Other non-operating expenses	(1,684)	(5,211)	(2.2)	(7.0)	67.7%
	Price level restatement	(2,891)	1,092	#	#	NM
	Total	(5,488)	11,092	(7.3)	14.8	NM

Income before taxes		17,300	35,953	23.1	48.0	-51.9%
	Income taxes	(6,010)	(7,300)	(8.0)	(9.8)	17.7%
	Tax rate	34.7%	20.3%	34.7%	20.3%

Minority interest		(745)	(1,639)	(1.0)	(2.2)	54.5%

Amort. of negative goodwill		39	37	0.1	0.0	5.4%

Net income		10,583	27,050	14.1	36.1	-60.9%
	% of sales	4.4%	10.5%	4.4%	10.5%

Earnings per share		33.23	84.93	0.04	0.11	-60.9%
Earnings per ADR		166.13	424.65	0.22	0.57

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		30,787	30,034	41.1	40.1	2.5%
Amortization		1,121	936	1.5	1.3	19.7%
EBITDA		54,696	55,832	73.1	74.6	-2.0%

Capital expenditures		11,637	20,623	15.5	27.5	-43.6%

(1) Exchange rate: US$ 1.00 = Ch$ 748,73